Frederic Dorwart, Lawyers

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	May 4, 2018

subject:	Response to inquiry from SEC regarding Cavanal Hill Fund World Energy Fund Diversification status

from:	Amy E. Newsome, Frederic Dorwart, Lawyers, Fund Counsel

to:	Chad Eskildsen, Securities Exchange Commission (“SEC”)

cc:	Brian Henderson, Michael Stephani, Cheryl Briggs, Joel Engle

On May 1, 2018, in a telephone conversation with Ms. Newsome, Mr. Eskildsen identified a discrepancy in the disclosure of the diversification status of the World Energy Fund. The December, 2016 World Energy Fund Prospectus and SAI identified the Fund as being diversified; whereas the August, 2017 Annual Report contained a note that identified the World Energy Fund as non-diversified.

The discrepancy arose out of the fact that the World Energy Fund launched as a non-diversified fund but changed its status to diversified in December of 2016. The note in the 2017 Annual Report was overlooked following the status change. The correction to identify the Fund as diversified will be made in future filings, including the recently-completed 2018 Semi-Annual Report.

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If you have any questions or additional comments, please call me at the number set forth above.

      /s/ Amy Newsome